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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                                   Pursuant to
                                Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 2)

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                             Gibson Greetings, Inc.
                            (Name of Subject Company)

                             Gibson Greetings, Inc.
                      (Name of Person(s) Filing Statement)


                     Common Stock, par value $0.01 per share
           (Including the associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                    374827103
                      (CUSIP Number of Class of Securities)

                               Frank J. O'Connell
                 Chairman of the Board, Chief Executive Officer
                                  and President
                             Gibson Greetings, Inc.
                                2100 Section Road
                             Cincinnati, Ohio 45237
                                 (513) 841-6600
            (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of the Person(s)
                               Filing Statement)

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                                   Copies to:
                                Phillip R. Mills
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, as amended by Amendment No. 1 filed December 7,
1999 (the "Schedule 14D-9") originally filed with the Securities and Exchange Commission on November 9, 1999 by Gibson Greetings, Inc., a Delaware corporation (the "Company"), in connection with the offer by Granite Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of American Greetings Corporation, an Ohio corporation ("Parent"), to purchase all outstanding Shares of the Company, at $10.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer To Purchase dated November 9, 1999 and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits 11(a)(1) and 11(a)(2), respectively, to the Schedule 14D-1 dated November 9, 1999, as amended by Amendment No. 1 filed December 7, 1999 (as so amended, the "Schedule 14D-1") of Purchaser and Parent.

     All capitalized terms used in this Amendment No. 2 without definition have the meanings attributed to them in the Schedule 14D-9.

     The Schedule 14D-9 is hereby amended and/or supplemented as provided below:

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Item 8 is amended and supplemented by amending and restating the second paragraph under the Section entitled (f) Antitrust as follows:

          "On December 2, 1999, Parent and Company each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares pursuant to the Offer and the Merger. The required 15-day waiting period with respect to such Premerger Notification and Report Form would have expired at 11:59 p.m., New York City time, on December 17, 1999, unless (i) it had been terminated earlier by the FTC or the Antitrust Division, or (ii) Parent and Company received a request for additional information or documentary material prior thereto. On December 17, 1999, Parent and Company received a request for additional information from the Antitrust Division. The request extends the waiting period applicable to the transaction until ten days following Parent's response to the request. Thereafter, such waiting period can be extended only by court order."

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

      Item 9 is amended and supplemented by adding the following exhibits:

     J. Joint press release issued by Company and Parent on December 17, 1999.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                           GIBSON GREETINGS, INC.
Date: December 17, 1999

                                           By: /s/ James T. Wilson
                                               --------------------------------
                                               Name: James T. Wilson
                                               Title: Executive Vice President,
                                                      Finance and Operations and
                                                      Chief Financial Officer



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                                  EXHIBIT INDEX

Exhibit
  No.                              Description
-------                            -----------

  J Joint press release issued by Parent and the Company on December 17, 1999.